EXHIBIT 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
Q2 FY 08 RESULTS
OCT 11, 2007

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 Amitabh Chaudhry
 Infosys BPO - CEO

 Ashok Vemuri
 Head - Banking and Capital Markets

CONFERENCE CALL PARTICIPANTS

 Shailesh Jaitly
 Nomura

 Kanchana Vaidyanathan
 Pacific Crest

 Bhuvnesh Singh
 Credit Suisse

 Rod Bourgeois
 Bernstein

 Sandeep Shah
 ICICI Securities

 Rishi Maheshwari
 Networth Stockbroking

 Diviya Nagarajan
 Motilal Oswal

 Pramod Gupta
 Principal Asset Management

 Kunal Sangoi
 Edelweiss

 Pankaj Kapoor
 ABN Amro

 Harshad Deshpande
 Religare Securities

 Sujit Parab
 Bankf of America Securities

 Abhishek
 SIG

 Runchan
 Tower Capital

 Mitali Ghosh
 Merrill Lynch

 Dipen Shah
 Kotak Securities

Moderator

Good afternoon ladies and gentlemen. I am Rita the moderator for this conference. Welcome to the Infosys Technologies Limited second quarter earnings conference call. For the duration of the presentation, all participants' lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to the international bridge. After that, the question and answer session will be conducted for participants connected to India. I would now like to hand over the floor to Mr. Shekar Narayanan. Thank you and over to you sir.

Shekar

Thanks Rita. Good afternoon ladies and gentlemen. I am Shekar from the investor relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter ended September 30, 2007. Joining us today in this conference room is CEO and Managing Director Mr. Kris Gopalakrishnan; COO Mr. S. D. Shibulal and CFO Mr. V. Balakrishnan, along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended September 30, 2007, outlook for the quarter ending 31st December 2007, and year-ending 31st March 2008. After that we will open up the discussion for questions and answers. Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov. I would now pass it on to Infosys management.

S. Gopalakrishnan

Thanks and let me apologize for this small delay from our side. This quarter saw Infosys crossing a billion dollars in revenue for the quarter. It is the first time we have done that. We saw a sequential growth of 10.1% in dollar terms and 8.8% in rupee terms, and volume growth of 9.7%. Pricing went up by 1.9% this quarter. We have been able to improve the margins by 2.8% (280 basis points) from 24.7% in Q1 to 27.5% in Q2. Even in rupee terms it has gone up from 24.9% to 27.8%.

We are seeing growth across different industry verticals. There were some concerns about banking and capital markets, we saw 9% growth in banking and capital markets, 11.4% growth in the BFSI space across the board. Manufacturing, Retail, Energy & Utilities, all of these are growing and we have seen growth across all of our top clients when you look at it from a LTM perspective, we have seen growth across all our clients. So all in all, it has been a positive quarter. We have revised our annual guidance upwards in dollars terms. We have gone from 28-30% at the beginning of the year to 34.5%-35% for the year and in rupee terms it is 20% for the year and net profit 20-21% in rupee terms and 36% in dollar terms. So, all in all a good performance and a performance which shows the resilience of Infosys model where we have actually made up the lost margin for this quarter.

I will hand it over to Shibulal to give you some more details.

S. D. Shibulal

Thank you Kris. Let me put some color on our client activities. Billing rates continues to be stable with an upward bias. New clients are coming at higher price points, 3-4% higher than our average. The top 10 customers grew sequentially by 2.7% quarter-on-quarter. The non-top 10 grew 13.7% sequentially. We added 48 new clients this quarter and our client base today is at 520. 295 of these clients give us more than a million dollars in LTM revenue, 16 clients contribute more than $ 50 million dollars, and 5 clients more than $ 90 million. We have 3 clients giving us more than $ 100 million dollars in revenue. Out of the 48 new clients added, 3 are Fortune 500 corporations. Total number of clients in the Fortune 500 space is 113. Our DSO stands at a very healthy 65 days. 80% of our AR or our DSO is less than 30 days.

Utilization including trainees in this quarter was 71.2% and excluding trainees was 79.5%, this is compared with 75.1% last quarter. As Kris said, we added 8,500 gross employees this quarter and net 4,500. Our original guidance was to add 11,000 employees this quarter and we were able to only 8,500 because of delay in getting our infrastructure ready in Mysore. We are very comfortable with utilization at 76-80%. We have seen utilization in the past of 81-82% in certain quarters.

Of the margin improvement of 280 basis points, 1.2% came from visa expenses, our visa expenses are front loaded in Q1 due to the seasonality of H1, 0.9% came from scale benefits from G&A, 1.1% came from the revenue productivity increase, we had a 1.9% revenue productivity increase in blended rate this quarter, that gave us 1.1%. We lost 0.5% due to rupee appreciation this quarter.

Our growth as Kris said has been all round - BFSI segment grew by 11.4% quarter-on-quarter, Retail by 27.3%, Energy and Utilities 19.5%, and Manufacturing 13.2%.

Our employee addition for the year is now planned to be 30,000. It is revised upward from the last quarter. We now plan to have 30,000 people added this year, gross. That also includes the 1,500 people from the Phillips deal, which is a lift out deal which we started this quarter.

Our attrition has marginally gone up - 13.7 to 14.2%. Out of that the majority of the increase of 0.5% is due to seasonality of people leaving us and going for higher education in various universities.

We increased our salaries last quarter - 12-15% offshore and 5-6% onsite. Our Visa utilization is a very healthy at 67%.

Now let me hand over Mr. Bala for financial highlights.

V. Balakrishnan

Good afternoon everybody. This quarter has been one of the best quarters for us. The revenues grew by 8.8% in rupee terms and 10.1% in dollar terms. The income was Rs. 4,106 crores as compared to Rs. 3,773 crores last quarter. The gross margin went up by around 3.2% to 45.7%. SG&A is 14.4%, it slightly went up. We got some scale benefits from the G&A but the sales and marketing cost went up by around 1.5%. We have always said that sales and marketing cost could be around 7% of our revenue, so it has come back. Depreciation has slightly come down from last quarter, it is 3.5% now as compared to 3.8%. Other income is same except that we don't have the benefit of foreign currency movements. We had around $17 million of foreign currency benefit in the first quarter, we don't have it in the second quarter, purely treasury income.

Taxes - provision for taxes has slightly gone up. The effective tax rate is around 9.5%, but if you adjust tax reversals what we did last quarter the effective tax rate has gone up from 13% to 15%. That is mainly due to the higher profitability we have seen in onsite. Net-net, the net profit is around 26.8% as compared to 28.6%. We absorbed around 1% appreciation in rupee. The average rate is 40.19 this quarter as compared to 40.66 last quarter. It impacted the margin by around 50 basis points. We got the benefit in visa cost. There were some lumpiness in the first quarter because when H1 visas windows opens up, we have to invest money on visas. So the Visa cost has come down this quarter from $ 16 million to around $ 3.5 million. So that gave a positive benefit of 1.2% on our margins.

G&A - we got the scale benefit of 90 basis points. Bill rates went up by 1.9% on a blended basis, that gave a benefit of 1.1% to the margins. So, net-net, the PBIDT went up by around 2.7%. We were able to absorb the rupee impact and still able to maintain the margins.

For the whole year, we have given a guidance of around 34.5%-35% growth in revenues in dollar terms and around 20% growth in rupee term. For the full year, the operating margin could be maintained within a narrow band of 50-100 basis points. We had assumed the currency to be at 39.50 for the next 6 months. We have assumed billing rate to be same as at the level of Q2 for our next 6 months. We have not assumed any big deals in the guidance. So we believe that we should be able to maintain the margins. If you look at the average rupee dollar rate, it was 44.98 in fiscal 2007. For the full of fiscal 2008, it could be around 39.92, that means we lost around five rupees because of the currency and that had an impact of around Rs. 2,000 crores for a full year in terms of revenues. So, in spite of that we are able to maintain the margins. We have given a guidance of around 35% growth in dollar terms. So I think net-net, this is an excellent quarter. We have seen all round growth. We have seen growth in North America, we have seen growth in Europe, we have seen growth in all the services and we believe that on the ground the momentum is there and we have done well. Now, we will open up the floor for Q&A.

Moderator

Thank you very much sir. At this moment, I would like to hand over the proceedings to the international moderator to conduct the Q&A session for participants connected to WebEx international. After this, we will have a question and answer session for participants connected to India bridge. Thank you and over to you Salvia.

Salvia (International Moderator)

Thank you Rita. We will now begin the Q&A session for participants connected to the international bridge. Please press 01 to ask a question. The first question from Shailesh Jaitly, Nomura Singapore.

Shailesh Jaitly

Yeah hi, thanks for taking my question. A two-part question on ASPs. Firstly, if you could help break it down, the ASP increases up to 2.5%-3% for offshore and onsite. Is it possible to give a break down as to what proportion of that is coming from product mix improvement versus the new contract negotiations at higher prices?

S. Gopalakrishnan

We will not be able to give that data to that level of detail because it is complex, because we have 500 odd customers and things like that.

Shailesh Jaitly

Okay, what I am getting at is given that the impact of wage inflation and currency is pretty uniform across all your peers and competitors for especially the offshoring world, so this 2.6% and 2.9% increases what you saw, is that likely to be a new trend line or is it more of a one quarter phenomenon and going forward we should not ne expecting and we should not be modeling this?

S. Gopalakrishnan

So if you look back over the last six quarters, we have shown consistent increase in per capita revenue. It has varied slightly from quarter-to-quarter but consistently last six quarters we have shown increase in per capita revenue. We have shown last fiscal year 4.9% increase in per capita revenue and this quarter, we have shown 1.9% blended. Our onsite offshore mix is around the same number, so you can actually model it though in our model we have not assumed an increase in rates because we felt that is something which is not fully under our control and negotiations could take some time. So we have not factored a rate increase in our assumptions.

Shailesh Jaitly

That is fair. In terms of revenue guidance, we were trying to basically assume back to the previous few quarters of 1+% ASP increases and I look at revenue growth of 5-6%, it does look like taking into account record new client auditions that volume growth is slowing down. So if you could provide some colors and the reason for that?

S. Gopalakrishnan

When we do projections to two quarters, three quarters down etc., we look at what data we have today, we look at orders on hand, booked business on hand etc. and generally third quarter because of holidays etc., is a soft quarter. So based on all these factors we have given the guidance. When you look at the annual guidance we have updated from 28%-30% at the beginning of the year to 34.5%-35% for the year. So all these we have taken into the account and we have given our guidance.

Shailesh Jaitley

Just to understand, it is pretty normal guidance, it has not taken into consideration any perceptible change, say particularly from your BFSI segment group given the sub prime issues in the US?

S. Gopalakrishnan

It is based on our understanding of the market, we are not seeing any slow down, we have indicated that very clearly nor we have factored in any large deals also. So we have taken a very balanced, consistent view of how we do forecasting how we do projections etc.

Shailesh Jaitly

Okay, thanks and one last question if I could? Your Finacle part of the business has seen a massive growth of 27% sequential growth, now is there any lumpiness in this growth or do we expect going forward in the next two quarters, the sequential growth quarters?

Mohandas Pai

Yes, there is lumpiness in the Finacle growth primarily because of the fact that the implementation could get completed and there could be a large implementation in progress. When it comes to an end, till the next implementation comes up there is a lumpy growth but overall it is on the ascendancy and we are seeing an increase in business. We are seeing an increase in core banking interest among the top tier-one banking companies in the world and I think we are doing well but the revenues are going to be lumpy.

Shailesh Jaitly

Okay, so Mohan just to clarify that means in terms of modeling we should be modeling a sequential declines here, right?

Mohandas Pai

Well I am not saying you should model sequential declines. If you have sequentially flat or slight increases, I think that will be very reasonably to expect.

Shailesh Jaitly

Thanks a lot, very helpful.

Salvia (International Moderator)

Thank you sir. Next on line Kanchana Vydianathan of the Pacific Securities.

Kanchana Vydianathan

Hi! Thank you. I have a question with respect to your US GAAP performance. You had actually guided 5%-6% sequential growth and you ended up with 10.1% sequential growth. I was wondering if you could help us understand was there anything that surprised you during the quarter, was there anything that looking at your performance it seems like I mean it is twice what you had guided to. So any color on that?

S. Gopalakrishnan

First thing to remember is when we do guidance we don't assume price increases, we assume flat pricing. Second, we have always said that we do have slack in the system and if we see opportunities in the market we will be able to scale up better. So those are the two things I would say. The environment was very positive, we saw price increases, we saw revenue per employee go up, 1.9%, blended which is pretty good and we saw business mix change also, Consulting and Package Implementation is higher. So all these factors have contributed to this.

Kanchana Vydianathan

Okay, great. One question again with respect to your revenue productivity improvement - so you had a 1.9% sequential improvement on a blended basis. Now when you report the data in US dollar terms but then given that you also have contracts in Euros and British pound, I was wondering is there a significant impact mainly because of the US dollar depreciation against the Euro and the British pounds.

S. Gopalakrishnan

Not much, rupee has not appreciated as much with other currencies but has appreciated against even Euro, British pound etc., but the impact is marginal.

Kanchana Vydianathan

Okay, one final question with respect to fiscal 2008, I was wondering based on your conversation right now with clients in the banking financial services sector, I was wondering if you could help us understand what is the sense that you are getting with client spending, I mean are they planning on increasing that especially with offshoring, and also are you getting a sense that the mix of services might change, they might not be spending as much in discretionary services but more may be on application maintenance, other kind of services.

S. Gopalakrishnan

I am going to ask Ashok Vemuri, Head of our Banking and Capital Market Practice to answer this.

Ashok Vemuri

Yeah hi, thanks Kris. So many questions here, so I will try and attempt to answer them sequentially as you asked them. First of all, in terms of the spend we are actually hearing from our clients in our conversations as well as with the analyst community that there is going to be a slight uptick in the total amount of IT dollar spend and at the same time the expectations that our clients have from that spend is much more than what they would have had in terms of the previous budgets. Yes discretionary spending is going to be impacted to a certain extent if it is not strategic, if it is not transformational for them and if they can afford to defer it they would do that, semi-discretionary spend as well as lights on kind of projects will continue, that is what we are hearing but obviously this is a space where we will be watching it extremely closely. We are talking to our clients, we are talking to the analyst community, we are talking to our people on the field and modeling that constantly along with the macro economic indicators to see how any change in that would impact the business of our clients and therefore their IT budgets and therefore our business as well.

Kanchana Vydianathan

Okay so as a follow up then, as you mentioned at the discretionary spending might be impacted, if that is the case then what percentage of your revenue from financial services is actually discretionary spending and that could potentially be at risk?

Ashok Vemuri

It depends and varies from client to client. We have not seen any cuts, we have seen any project cancellation as yet, but this is an area that we are going to be watching. As I said it is possible that it may happen and exact percentage of discretionary spend and the projects there of are not something that we are able to provide right now.

Kanchana Vydianathan

Okay thank you very much that would be it.

Salvia (International Moderator)

Thank you. Next online Bhuvnesh Singh of CSFB.

Bhuvnesh Singh

Hello.

S. Gopalakrishnan

Yes sir, please go ahead.

Bhuvnesh Singh

Sir congrats on good numbers. I have basically one question on your volume growth. The yoy volume trend has been slipping down for past couple of quarters and it is currently at 28% growth. Like you say that in longer term 30% revenue growth is a number which you think is good in a good economy, do you have some similar sort of a back of the envelope number for a volume growth which you think is sustainable in the good economy?

V. Balakrishnan

I think we have a natural hedge. If the US economy does extremely well probably it will increase more spending and we will get a fair share out of it and if there is a pressure there to cut costs, so the budgets comes down probably they will increase offshoring because even in 2001 we had seen clients increasing offshoring even though the budgets had not gone up or budgets had been cut. I think if they want a good value for money, they want to increase return on investment, quite possible that they will increase the offshoring. So for us what is important is not whether the budget grows, but whether the offshore as a pie within the budget grows, that is very important.

Bhuvnesh Singh

Bala, I am more worried about the volume growth that you are exhibiting. See if I take your guidance in the next quarter is this volume growth would be more like 25-26% in YOY terms. So I was trying to see that know this volume growth number which has come down to more like 35%-36% odd last year to 25% by December quarter, is there some reason it is coming down, is it the economy reason, is it the scale reason or could we say that it is just more of a quarterly fluctuation?

V. Balakrishnan

No last year was a surprise year even for us because when we gave the guidance in the beginning we said 30% but we had seen some 4 or 5 customers growing much faster than what we anticipated and that gave a big increase in the revenue numbers for the whole year. This year we clearly said we are not seeing that kind of a phenomenon where 4 or 5 large customers growing at the same point of time but we have seen general growth. We are guiding for a 35% growth. I think it is a great growth.

Bhuvnesh Singh

Okay, thanks, thanks Bala.

Salvia (International Moderator)

Thank you sir. Next on line Rod Bourgeois of Bernstein.

Rod Bourgeois

Yes this is Rod Bourgeois calling from Bernstein. I wanted to inquire about the headcount gross targets for the year, it sounds like the delay in Mysore was bit of an obstacle in the recent quarter. Is there any risk that you wouldn't get your head count targets for the year, can you give us an update on your recruiting and hiring trajectory for the year?

Mohandas Pai

We had said last quarter that we will hire 26,000 people for the year and we had said that we will have 11,494 people for this quarter, however we are short by about 2,500 odd people. The reason is that freshers who were supposed to join the second or third week of September are now joining in the may be the second or third week of October, the reason is our facilities were not ready and the facility was supposed to be ready by July. Now they are ready, I mean we see it on the ground, we go there every week and we would make sure it is ready. So we do not see an impact of it, it is a one time thing and it happened funnily enough because there is shortage of cement in India at this point of time. It sounds ridiculous but that is true, shortage of cement, shortage of construction labor and the price of cement went up because somebody I guess squeezed supply but it is a one off event. And two, we had said that we will hire 30,000 people for this year up from 26,000. Out of the increase of 4,000, 1,400 is because of the acquisition of Phillips and the balance of 2,600 is because of organic growth, the fact that we upped our guidance we need more people and further we need more trained people to be ready for the next year and we do not envisage any difficulty in meeting this number of 30,000.

Rod Bourgeois

Alright that sounds great. I mean Mohan just a quick followup to that - the turnover or attrition figure was up a bit. Are there any sort of know-worthy factors contributing to that, I mean it fluctuates around a little bit but I guess specifically I am wondering is there any quality of labor issues that you are dealing with as you pursue recruiting at a broader set of schools. Is there any quality of recruiting issue that you are dealing with that is also is contributing to the turnover?

Mohandas Pai

Well, the turnover has gone up from 13.7%-14.2% on LTM basis primarily because of a 0.37% increase again on the LTM basis of people who left us for higher education in the technical school and the management schools. We have seen it rise in the last 2 years. Same time last year LTM, we had 970 odd people who left us and this year LTM, we have 1,300 people leave us and that makes up for the difference, and this seems to be a new trend more and more people want to do their M.Techs after working 2 or 3 years and also do their MBA. I guess MBA schools are filling up because you folks are hiring in the industry and paying fabulous salaries and everybody wants to be an MBA but it is a trend, we are not worried about that. As far as the quality goes, for the last 4 years we ran a program in the engineering colleges called Campus Connect, this involves training faculty, it involves delivering lectures, involves giving them a course curriculum to come up to speed so that when they graduate they are very good and we have seen this year, the failure rate among people in the Campus Connect colleges is zero as against the general failure rate of 2.5-3%. So, we have given a boost to quality improvement to the ecosystem and that is paying us and we are not seeing a decline in the average quality of the people who are coming in because of this initiative.

Rod Bourgeois

And your involuntary turnover is flat or has that eased up from a year ago?

Mohandas Pai

Very marginal, it is very, very marginal. We have not seen any trend.

Rod Bourgeois

Okay thanks Mohan.

Salvia (International Moderator)

Thank you sir. At this moment there are no further questions from participants at international. I would like to hand over the proceedings back to Rita.

Moderator

Thank you Salvia. We will now begin the Q&A interactive session for participants connected to India bridge. Participants who wish to ask questions, kindly press *1 on your telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. Participants are requested to restrict to only one question at the initial round of Q&A, followup questions will be taken later on. To ask a question kindly press *1 now.

First in line we have Mr. Sandeep Shah from ICICI Securities. Over to you sir.

Sandeep Shah

Sir, in the last conference call also we said that the billing rate for the FY08 guidance has been assumed that by first quarter billing rate and this time the billing rate has gone up by 1.9% and we are assuming for the next 2 quarters, the billing rate will remain at second quarter rates. So is it fine to assume that out of the 4% increase in the dollar revenue growth close, to around 1.5% is through billing rate increase and balance 2.5% is through volume growth?

S. Gopalakrishnan

Yes.

Sandeep Shah

Okay, and this time the BFSI operating margin has gone up significantly Q on Q, can you just give us the reason?

Ashok Vemuri

Yeah hi! One of course is clearly straight realization. I think we have brought in also much more efficiency into the way we do our project.

Sandeep Shah

Okay, but is it something like the consulting or the package implementation related work is growing more in the BFSI?

Ashok Vemuri

Yeah absolutely. In fact our value added services and our service footprint overall has actually improved significantly from the past. That is a big contributor to improvement.

Sandeep Shah

Okay, and just for the next quarter, can you break down the guidance into organic at the Phillips BPO revenue growth?

S. Gopalakrishnan

See the Phillips BPO will add only $ 7 million to our revenue each quarter, rest is all organic. And we have also not assumed any other large deals in this guidance.

Sandeep Shah

Okay, okay, and just the last question, the commission expenses has gone up significantly from Rs. 1 crore to Rs. 57 crores in this quarter.

S. Gopalakrishnan

There was an earn out based on certain targets for the Managing Directors in Infosys Consulting and this is result of that.

Sandeep Shah

Okay, okay, thanks.

Moderator

Thank you very much sir. Next in line we have Mr. Rishi Maheshwari from Networth Stock Broking. Over to you sir.

Rishi Maheshwari

Thank you. My question actually revolves around the clientele, especially your top client, top 5 clients and top 10 clients, I see that there has been very flattish in the top 10 clientele. Can you comment on that?

S. Gopalakrishnan

See quarter upon quarter, you will see growth varying because some projects may come to a close and then we have to wait for the projects to start. It is better to look at last 12 months. When you look at the client growth and we are seeing consistent growth across the top 10 and top 25 clients. So what happened was two quarters back, we saw increase in top 10 and non-top 10 being flat. Last quarter we saw top 10 not growing and non-top 10 growing and this time again we are seeing top 10 flat and non-top 10 growing faster. So basically there is some volatility but across the board we are seeing growth across all our large clients.

Rishi Maheshwari

Is there a change of accounts in the top 10 clients that was last quarter, is it the same this quarter as well?

S. Gopalakrishnan

Right now it is same but I would generally say that yes you will see shift of 1 or 2 up and down again because we have many clients growing and you will see slight movement 1 or 2 this way that way periodically, but this quarter it is all the same.

Rishi Maheshwari

Right, thank you so much.

Moderator

Thank you very much sir. Next in line we have Ms. Diviya Nagarajan from Motilal Oswal. Over to you mam.

Diviya Nagarajan

Hello.

Moderator

You can go ahead mam.

Diviya Nagarajan

Yeah, hi! Congrats on the good quarter. I am just trying to tally the volume growth reported figures, you said it was 9.7%, was that right?

S. Gopalakrishnan

Can you just repeat?

Diviya Nagarajan

I am just trying to tally the reported volume growth with what you had mentioned earlier in the call.

S. Gopalakrishnan

It is 9.7%, yeah.

Diviya Nagarajan

And the reported numbers are around the consolidated IT services around 7.7%, so I am trying to reconcile the difference. Hello.

S. Gopalakrishnan

Yeah. So 7.7% in services, so this is services alone - 7.7%, and 9.7%, the other one is for the group.

Diviya Nagarajan

Sure, you also spoke about increase uptake in spending for the calendar year 2008, in particular to the BFSI segment is there any pockets within the segment where you are seeing the discretionary spending could be deferred in any segment in particular?

Ashok Vemuri

Not necessarily, but definitely on the credit card side, we do think that what our clients are doing in terms of providing for, that they anticipate some amount of deferment because the whole wealth effect etc. in the US because of falling housing prices. The other of course is that enough M&A transactions as they happen, there is a period of transition, there is a period of uncertainty etc., as people are trying to synergize their systems and combine systems etc., where you could potentially see some of these things.

Divya Nagarajan

Sure, thanks, I will come up for followup later.

Moderator

Thank you very much mam. Next in line we have Mr. Pramod Gupta from Principal Asset Management. Over to you sir.

Pramod Gupta

Thank you. Sir I just wanted to understand the rupee must have had a very big impact on the BPO margins, especially the billing that you must be doing to the US clients. What is the sense, is the contraction there in the BPO margins and are clients really ready to give some price increase because of sharp rupee appreciation in the BPO side?

Amitabh Chaudhry

So on the BPO side actually this quarter our margins have gone up. Last quarter on the standalone basis our margins had dropped to 16.5% and they are now up. We have seen a 3% uplift in margins in this quarter because I think we have managed our numbers much better this time, we got the leverage impact, we ensured that we are managing our cost much more actively. Yes we are talking to our clients, we are doing couple of things, firstly our European part of the business is about 40% of our total business, Phillips acquisition will help us in actually increasing their number. Secondly with the acquisition with so many centers I think it has improved our ability to manage the processes and the way we place them in a much more proactive basis than before. So if you look at how we have managed the margins I think we have done a pretty good job. So, on the US GAAP basis our margins are up to 21%. Now if you look at the other companies in the BPO industry who are operating at sub 10% margins, I hope this will be a wake up call for them - the rupee appreciation, hopefully they will start increasing the prices, hopefully they will understand that the wage inflation can't continue the way it is going, but we are obviously well placed because of our margin because of our geographical dispersion and what we can offer to our client especially after the Phillips acquisition because today we can take over processes globally which we were not able to do earlier.

Pramod Gupta

But is the margins from the US clients whom you are billing in US dollars are they under pressure or there also you have been able to kind of manage some how this quarter?

Amitabh Chaudhry

I mean normally when we sign contracts, they are 3 to 5 year contracts. So obviously in some cases we have the ability to increase the prices because there are clauses which allows us to change rates based on FX fluctuations but not in every contract and in some cases the margins are under pressure and in some cases we have gone and re-looked at our operating model and seen what we can do in terms of improving our margins. In some cases we have done up selling of services so that we can sell more higher value add services. So it is a mix of things which we try to do every client engagement in every situation to continue to push our margins up.

Pramod Gupta

But coming back to this question on the margins again, see the rupee was at 43 or 44 about couple of quarters back and that time your company had some margins say about 15-16% and probably industry had probably 10-12% range. Now with the rupee going to below 40, how is it that you have been able to because obviously for you geographical dispersion has helped but apart from geography what other could be the reason because of which the margins have been …..?

Amitabh Chaudhry

So let me correct you, our margins last year were 23%, not 15%-16%. So we are proud of the margins we have and I just wanted to ensure that our margins are known. Last quarter we did 18.1%, this quarter 21%. So yes in spite of the rupee appreciation we have been able to manage because it is the same thing which I have said earlier, you re-look at the engagement and see what you can do there, we have been increasing our share of knowledge services revenue, share of international center revenue, share of the transaction, when we do transaction pricing today it is about 10% with this Philips deal, it will go to about 18%. So re-look at how you are pricing, re-look at what kind of services we are selling, re-look at and get the advantage of your leverage because of the scale which you are getting. So a combination of all that has helped us to get there in spite of this appreciation in the rupee.

Pramod Gupta

Okay thanks a lot and all the best.

Moderator

Thank you very much sir. Next in line we have Mr. Kunal Sangoi from Edelweiss Securities. Over to you sir.

Kunal Sangoi

Yeah thank you. Sir my question is to Mr. Bala. We have seen that interest income on the deposits it has come down from Rs. 182 crores last quarter to about Rs. 143 crores. So is there any kind of you know upfront revenue recognition on that side which we had last quarter or probably deferment in the current quarter, this is despite you know the cash flows increase and the cash balance being about Rs. 6,100 crores.

V. Balakrishnan

Well this is same problem which the Central Bank of India is trying to address. Last quarter there was not enough liquidity in the banking system. So the yield was around 11.5%. This quarter there is tremendous amount of liquidity in the banking system, the interest rates has come down which are around 7.5%-8%. So the yield has definitely come down from last quarter to current quarter from 11.5% to around 7.58%, that is why the interest income is less.

Kunal Sangoi

Okay, sure, thanks a lot.

Moderator

Thank you very much sir. Next in line we have Mr. Pankaj Kapoor from ABN Amro. Over to you sir.

Pankaj Kapoor

Yeah, hi! Congratulations on the numbers. Bala can you just explain in a bit more detail what exactly happened on the taxation front, why it went up so sharply this quarter and how should we look at it for the next 2 quarters?

V. Balakrishnan

See normally our effective tax rate is somewhere between 13.5%-14%. Last quarter we had a tax reversal of Rs. 51 crores. That is why the effective tax rate has come down last quarter. If you normalize that, last quarter effective tax rate could be around 13.5%, it went to 15% this quarter. It is mainly because the profitability onsite has gone up this quarter. Over the full year it could be somewhere between 14%-14.5%.

Pankaj Kapoor

Can you just elaborate on what exactly you mean by profitability going up onsite, I am not able to understand?

V. Balakrishnan

See we pay taxes outside India, within India we get the benefit of the STP tax holiday. So when the profitability outside India goes up, our tax provision goes up. This quarter we didn't have the visa cost which effects the margins outside India and also generally the per capita revenue went up onsite and that has increased the profits. So the tax payout outside India has gone up and to that extent the provision has gone up.

Pankaj Kapoor

Fair enough, thanks a lot.

Moderator

Thank you very much sir. Next in line we have Mr. Harshad Deshpande from Religare Securities. Over to you sir.

Harshad Deshpande

Hello sir and just one question on the tax rate. From FY10, what tax rate should we assume?

V. Balakrishnan

Well, right now the effective tax rate is somewhere between 13.5%-14%, it could slightly go up may in the next 1 or 2 quarters but I think in 2010, the existing tax holiday scheme will not be there. So we are trying to put all the incremental growth in SEZ. If we are able to do that, the effective tax rate could be somewhere between 20%-22% in 2010.

Harshad Deshpande

Okay thanks a lot.

Moderator

Thank you very much sir. Next in line we have Mr. Sujit from Bank of America Securities. Over to you sir.

Sujit

Yeah, good afternoon to the management team. My question is if you guys are planning to spend around $175 million this year and have made campus office to the tune of 18,000 for the employees that would be joining the company next year. I would like to know how these numbers compared to the numbers last year. Thank you.

Mohandas Pai

Last year we made 13,000 offers and about may be 9,700 people joined. Next year we have 18,000 offers may be 13,000 to 14,000 will join because there is the offers and there is a ratio of joins to offers. Now we have made all this investment to get prepared for future growth. We normally do the hiring - 40% from the campus and the balance as and when we need, the balance 60% includes laterals. We hire laterals 30% of the total employees and 70% will be freshers. So we have this ratio. We would like to have more and more people coming from colleges instead of hiring from the market, we believe that the quality could be better but it all depends on our ability to train and ability to house them and all that. So we are increasing capacity. This year we are spending $175 million and the spending is like this. It costs us $5000 to train one fresher. The cost includes cost of teaching, cost of facilities, cost of the compensation we pay to them till they join the delivery organization and we spend $1,000 per person for middle level training across the organization. If you add both these ratios you get to know how much we are going to spend every year.

Sujit

Thanks a lot.

Moderator

Thank you very much sir. Next in line we have Mr. Abhishek from SIG. Over to you sir.

Abhishek

I just have one question for Bala. Bala how much of rupee revenue lost this quarter because of the appreciation?

V. Balakrishnan

See last year, the average rupee dollar rate was 44.98, this full year based on 39.50 for the rest of the year, the average rate could be around 39.92, that means Rs. 5 has been appreciation in rupee dollar rate. So if you take $4 billion of revenue projected for the full year, it could have impact of around Rs. 2,000 crores on revenues.

Abhishek

Right and my question the same question for Q2 as well, how much we lost in Q2?

V. Balakrishnan

Q2, the average rupee dollar rate is 40.19, and last quarter it was 40.66, that is 1.2%, 1.2% on the revenue could be around Rs. 41 crores compared to last quarter. If you take the first half year based on guidance we have given, we had given a guidance at 43.10 in the beginning of the year, the average rate for the first half is 40.40, that means we would have lost around Rs. 527 crores.

Abhishek

Okay, thanks Bala.

Moderator

Thank you very much sir. Next in line we have Ms. Runchan from Tower Capital. Over to you.

Runchan

Yeah thank you sir. I just want to ask you about your Consulting business, the revenues reported in your matrix it states around $ 50 to $60 million, right, and on that you are showing loss of $ 12 million, which is as against $ 12.8 million in last quarter and the loss was $ 0.7 million. So I just want to understand why there is a loss increased this much and second is China has broke even in this quarter.

V. Balakrishnan

The loss in Consulting is mainly because of the earn out provision. When we formed this company some 3 to 4 years back we had given them a financial target and in the earn out period if they achieve the financial target, we have to make the earn out payment. The losses in Consulting have gone up mainly because of that. China is too early to say it will break even. They are still in investment phase and it will take some more time for them to break even.

Runchan

Okay, sir next question is about the BPO margins, in the morning the management has made a comment that BPO margin is expected to go down. I just wanted to know the reason for this, whether the rupee only?

V. Balakrishnan

BPO could be more impacted because of currency than the IT services. So if the currency continues to appreciate it could have some impact on the margins but if the movement is gradual we could take some steps to make sure the margins are not impacted, but if the movement is very sharp it could hit us.

Runchan

The last question is I wanted to know the status of Phillips deal. I just want to know how much revenue it is contributing to your BPO revenues overall?

V. Balakrishnan

See for the next 2 quarters, there will be around $7 million in each of the quarter coming because of the Phillips acquisition. That is not material when you take the whole company revenue of $4 billion.

Runchan

Contributed in this quarter it was only for 1 month or so….

V. Balakrishnan

No, no, the Phillips revenue will start contributing to revenues only from October onwards. So in the guidance around $7 million for each quarter has been assumed to be the revenues coming from Phillips acquisition.

Moderator

Are you done with your question mam?

Runchan

Yes mam.

Moderator

Thank you very much mam. Next in line we have Ms. Mitali Ghosh from DSP Merrill Lynch. Over to you mam.

Mitali Ghosh

Hello.

Moderator

You can go ahead mam.

Mitali Ghosh

Yes thanks, and congratulations to the team on a strong quarter. It would be helpful if you could you know help us understand that while we have raised the hiring guidance by almost 10% the US dollar revenue guidance has been raised by less, so if you could just take us through the reasons behind that and also how you expect may be this hiring to be spread over the next 2 quarters?

Mohandas Pai

It is a great question, we have to get prepared for the next year. So we need to hire people and train them and get ready for the next year, so we said that in the entire company we must make sure that as we enter a new year we have enough steam in the system to take care of any advantages that you could see.

Mitali Ghosh

So is it fair to assume that compared to the last quarter you are sort of more comfortable on the following year?

Mohandas Pai

Well, it will be not right to come to that conclusion about what we see in the next year because we are in the midst of a strategic planning exercise for the next year. We have not taken a view. But our strategy is now in the last quarter of the year, we probably want to end up with utilization in the mid 70s so that we have lot of steam left in the system and we can take advantage of any opportunities. So it is not a statement of the next year because right now we do not have a view.

Mitali Ghosh

Okay, and secondly Bala on the margins, you had very good margin performance this quarter and I think even for the full year you are looking at narrow sort of margin decline than previously. So I was just wondering is it mainly the pricing increase that you saw this quarter which is helping towards the full year margin target now or are there any other changes in assumptions may be on utilization or on the cost side?

V. Balakrishnan

Mainly because of the pricing and the growth because growth itself gives us some benefit to offset some of the impact, mainly it is because of the pricing and also I think if the utilization is somewhere between 76%-80%, we may not get much of the benefit in the second half because of utilization, probably we may get some kind of scale benefit. Overall net-net what we are saying is the operating margins for fiscal 08 as compared to fiscal 07, could be within a narrow brand of 50 to 100 basis points. If you remember last quarter we said it could be around 150 basis points. Now we are seeing it is around 50 to 100 basis points.

Mitali Ghosh

Okay, so basically it is the pricing.

V. Balakrishnan

Yes.

Mitali Ghosh

Okay, thank you very much.

Moderator

Thank you very much mam. Next in line we have Mr. Dipen Shah from Kotak Securities.

Dipen Shah

Yeah congrats to the team on a good set of numbers. Most of the questions have been answered, just a couple of book keeping questions. First of all if you can just throw some light on what can be the tax rate since FY09 depending on what your capex plans is, and just other one is what was the exact amount of the one-time commission which was paid in the Consulting business this quarter? Thank you very much.

V. Balakrishnan

Our effective tax rate today is somewhere between 13.5%-14.5%. It may not materially change next year. The effect of tax holiday will come only in 2010. For Consulting business we have a earn out provision where we had given them a financial target, if they achieve that within that earn out period, we have to make them a payment, and they achieved that and we made that provision.

Dipen Shah

Okay is it possible for us to know the amount of the payment?

V. Balakrishnan

The Consulting gross is around $12 million basically because of the provision.

Dipen Shah

Okay, okay, thanks very much and all the best.

Moderator-

Thank you very much sir.

S. D. Shibulal

Thank you very much for participating in the call. As we mentioned in the beginning, we have crossed a billion dollars in revenue with a 10.1% growth. We have given a guidance of 5%-5.5% for Q3 and 34.5%-35% for the entire year. So with that let me close this call. Thank you.

Moderator

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